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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (Amendment No. 3)1


                            UGLY DUCKLING CORPORATION
                                (Name Of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   903512 10 1
                                 (CUSIP Number)

                                DECEMBER 31, 1998
              (Original Filing Date of Approximately June 27, 1996)
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                           [   ]  Rule 13d-1(b)
                           [   ]  Rule 13d-1(c)
                           [ X ]  Rule 13d-1(d)




     ---------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act" or "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 903512 10 1                  13G                     Page 2 of 7 Pages


1.        NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Ernest C. Garcia II

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [  ]
                                                                        (b) [  ]

3.        SEC USE ONLY


4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States of America

 NUMBER OF          5.       SOLE VOTING POWER
  SHARES
BENEFICIALLY                 4,500,000 (Items 4 & 6)
  OWNED
    BY              6.       SHARED VOTING POWER
   EACH
 REPORTING                    224,500 (Items 4 & 6)
  PERSON
   WITH             7.       SOLE DISPOSITIVE POWER

                             4,500,000 (Items 4 & 6)

                    8.       SHARED DISPOSITIVE POWER

                             224,500 (Items 4 & 6)

9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,724,500 (Items 4 & 6)

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES*
                    [  ]

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          29.8% (Items 4 & 6)

12.       TYPE OF REPORTING PERSON

          IN*
                      * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 903512 10 1                   13G                    Page 3 of 7 Pages

Item 1(a)         Name of Issuer:

                  UGLY DUCKLING CORPORATION

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  2525 East Camelback Road, Suite 500
                  Phoenix, Arizona 85016

Item 2(a)         Name of Person Filing:

                  Ernest C. Garcia II ("Reporting Person")

Item 2(b)         Address Of Principal Business Office or, If None, Residence:

                  2525 East Camelback Road, Suite 1150
                  Phoenix, Arizona 85016

Item 2(c)         Citizenship:

                  United States of America

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.001 par value ("Common Stock")

Item 2(e)         CUSIP Number:

                  903512 10 1

Item 3 If This Statement Is Filed Pursuant To Rules 13d-1(b), Or 13d-2(b), Or (c), Check Whether The Person Filing Is a:

                  NOT APPLICABLE. The Reporting Person acquired a significant portion of his beneficial ownership of the Common Stock reported herein prior to the Issuer becoming a reporting company (i.e., the acquisitions occurred prior to the effectiveness of the Issuer initial public offering registration statement).

(a) [ ] Broker or Dealer registered under Section 15 of the Exchange Act.

(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

(d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e) [ ] An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
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CUSIP NO. 903512 10 1                13G                       Page 4 of 7 Pages

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  [   ]

        NOT APPLICABLE

Item 4            Ownership:

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount Beneficially Owned: 4,724,500 (1) (Item 6)
(b)      Percent of Class: 29.8% (1) & (2) (Item 6)
(c)      Number of shares as to which such person has:
         (i)      sole power to vote or to direct the vote
                  4,500,000 (1)
         (ii)     shared power to vote or to direct the vote  224,500  (Item 6)
         (iii) sole power to dispose or to direct the disposition of 4,500,000 (1)
         (iv) shared power to dispose or to direct the disposition of 224,500 (Item 6)

-------------------

(1) Includes 50,000 shares of Common Stock of the Issuer that the Reporting Person presently owns, but to which he has provided an option to purchase to Donald L. Addink. The Option Agreement was entered into on August 18, 1997 and allows Mr. Addink to exercise the option at any time through May 31, 2000 at an exercise price of $15.00 per share. As of the date of the filing of this statement, Mr. Addink had not exercised his option right to purchase any of these shares of Common Stock from the Reporting Person. Until Mr. Addink exercises the option, the Reporting Person retains voting and investment power with respect to the 50,000 shares of Common Stock.

(2) Ownership percentage of Common Stock is based upon the common shares outstanding per the Issuer's Transfer Agent & Stock Registrar's report of Common Stock outstanding net of treasury shares as of the close of business on 2/1/99. (18,605,105 gross shares outstanding - 2,761,028 treasury shares = 15,844,077 net common shares outstanding) (4,724,500 shares/15,844,077 shares = 29.8%).

CUSIP NO. 903512 10 1                 13G                      Page 5 of 7 Pages

Item 5   Ownership of Five Percent or Less of A Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

                  NOT APPLICABLE

Item 6 Ownership of More than Five Percent On Behalf Of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

         The components of the total 224,500 shares of Common Stock that the Reporting Person has shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition are as follows:

          (1) With regard to 136,500 shares, the Garcia Family Foundation, Inc., an Arizona nonprofit corporation ("Foundation"), has the right to receive dividends from, or the proceeds from the sale of the 136,500 shares. The Reporting Person is the president and a director of the Foundation and shares with the Foundation the power to direct the vote and the power to direct the disposition of the 136,500 shares of Common Stock held by the Foundation.

          (2) With regard to 88,000 shares, Verde Investments, Inc. ("Verde") has right to receive dividends from, or the proceeds from the sale of, these 88,000 shares. The Reporting Person is the president and sole shareholder of Verde and shares with Verde the power to direct the vote and power to direct the disposition of the 88,000 shares of Common Stock held by Verde.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  NOT APPLICABLE

Item 8 Identification and Classification of Members of the Group.

                  NOT APPLICABLE

Item 9 Notice of Dissolution of Group.

                  NOT APPLICABLE


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CUSIP NO. 903512 10 1                 13G                      Page 6 of 7 Pages

Item 10  Certification.(3)

(a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

                  NOT APPLICABLE

(b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

                  NOT APPLICABLE

-------------------

(3) Section 13(d)(6)(B) of the Act allows the Reporting Person to report acquisitions of Common Stock using a Schedule 13G (versus a Schedule 13D), if such acquisitions represent 2% or less of the Issuer's Common Stock within a 12-month period. The Reporting Person has purchased approximately 68,000 shares of Common Stock during 1998 or less than 1% of the Issuer's net common shares outstanding. The remaining increase in the Reporting Person's beneficial ownership percentage is due solely to a change in the number of net common shares outstanding of the Issuer. During 1998, the Issuer's net shares outstanding decreased by over 2.7M common shares due to (1) a Common Stock exchange offer and (2) a stock repurchase program.

CUSIP NO. 903512 10 1                13G                       Page 7 of 7 Pages

                                   SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           February 5,1999
                                           ---------------
                                           (Date)


                                           /s/ ERNEST C. GARCIA II
                                           -----------------------
                                           (Signature)

                                           Ernest C. Garcia II, as an individual
                                           -------------------------------------
                                           (Name/Title)